Bank of America Investor Conference
Jack W. Cumming
Chairman & CEO
Glenn Muir
Exec VP & CFO
May 31, 2007
Filed by Hologic, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934
Subject Company: Cytyc Corporation
Commission File No.: 000-27558

Disclaimer Regarding Forward-Looking
Statements
Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of Hologic’s products, the timing of the completion of the transaction between Hologic and Cytyc, the anticipated benefits of the business combination transaction involving Hologic and Cytyc, including future financial and operating results, the expected permanent financing for the transaction, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts.  Hologic and Cytyc caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.
These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the parties may be unable to complete the transaction because conditions to the closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully; the transaction may involve unexpected costs or unexpected liabilities; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal

Disclaimer Regarding Forward-Looking
Statements (continued)
growth; use and protection of intellectual property; dependence on customers' capital spending policies and government funding policies, including third-party reimbursement;
realization of potential future savings from new productivity initiatives; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on international operations. In addition, the transaction will require the combined company to obtain significant financing. While Hologic has obtained a commitment to obtain such financing, including a bridge to the permanent financing contemplated in the presentation, the combined company’s liquidity and results of operations could be materially adversely affected if such financing is not available on favorable terms.
Moreover, the substantial leverage resulting from such financing will subject the combined company’s business to additional risks and uncertainties.  The risks included above are not exhaustive.  The annual reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K and other documents Hologic and Cytyc have filed with the SEC contain additional factors that could impact the combined company’s businesses and financial performance.  The parties expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties’ expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information for Investors and
Stockholders
Hologic and Cytyc will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. HOLOGIC AND CYTYC URGE INVESTORS AND
STOCKHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN
IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY
EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION.
Investors and stockholders will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at
www.sec.gov.  In addition, documents filed with the SEC by Hologic will be available free of charge on the investor relations portion of the Hologic website at www.hologic.com.
Documents filed with the SEC by Cytyc will be available free of charge on the investor relations portion of the Cytyc website at www.cytyc.com.

Participants in the Solicitation
Hologic, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Hologic in connection with the merger.
The names of Hologic’s directors and executive officers and a description of their interests in
Hologic are set forth in the proxy statement for Hologic’s 2006 annual meeting of stockholders, which was filed with the SEC on January 25, 2007. Cytyc, and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. The names of Cytyc’s directors and executive officers and a description of their interests in Cytyc is set forth in Cytyc’s
Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006, which was filed with the SEC on April 30, 2007.  Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Hologic’s and Cytyc’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.

Use of Non-GAAP Financial Measures
In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use the non-GAAP financial measures "adjusted EPS"
and “EBITDA”. Adjusted EPS excludes the write-off and amortization of acquisition-related intangible assets, and tax provisions/benefits related thereto. EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. Neither adjusted EPS nor EBITDA is a measure of operating performance under GAAP.  We believe that the use of these non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts.  When analyzing our operating performance, investors should not consider these non-GAAP measures as a substitute for net income prepared in accordance with GAAP.

A History of Innovation
Delphi
HOLOGIC
Goes Public
Acquisition of
Trex Medical
Including LORAD
Selenia
Launched
in U.S.
Introduced
3D  DEXA
Acquisition
of R2, Suros
and AEG
Fan-Beam
Technology
Founding of
HOLOGIC
Announced
Agreement
with
Cytyc
Introduced
Tomosynthesis at
RSNA
Launched
Discovery Acquisition
of Direct
Radiography
1986
1990
1995
1998
1999
2000
2002
2003
2004
2005
2006
2007

Women’s health imaging market leader
– Strong/profitable core businesses (breast health/densitometry)
– Technology and market share leader (# 1 market share in U.S.)
Major opportunity - digital mammography/interventional market
–
Large, emerging digital and interventional markets
– Digital technology emerging as the standard of care
– Less invasive procedures for biopsy and therapy gaining ground
– >50% growth rate in FY-05 and FY-06
Expanded distribution (U.S. sales team doubled in FY-06)
Sound capital foundation

Financial Overview
Record Q2 FY07 revenues
of $180 million
Record Q2 FY07 pre-tax
income of $33.9 million
Backlog of $216 million as of
quarter-end 3/31/07
Q2 FY07 Performance (March 31st)
up 79%
over Q2 FY06
up 94%
over Q2 FY06
up 41% or
$63 million
over 3/25/06
Strong Growth

Up 99%
Over 1
st
Half FY06
78% of Revenues
LORAD Mammography/Breast Care
Recognized technology leader worldwide
Market share leader in the U.S. >50% share in analog/digital
Unsurpassed image quality
– High transmission cellular grid - patented
Largest installed base
– 13,000 system
$129
$189
$270
$336
'04 '05 '06 1st Half '07
Fiscal Year
Mammography/Breast Care Revenue
$ in Millions
Up 77%
Over FY05

Direct Conversion
Technology Optimal
> 72% of Mammography/Breast Care Product  Revenue
LORAD Selenia FFDM
First U.S. system delivered  in March 2003
555 Selenias
sold in FY06
228 Selenias
sold in Q1 FY07
282 Selenias
sold in Q2 FY07
Backlog
increased to 533
systems at end
of Q2 FY07
up 132%
over FY05
up 135%
over Q1 FY06
up 248
systems
over Q2 FY06
up 154%
over Q2 FY06

282
37 35
228
193
154
111
97
71
64
54
50
44
27
27
3
11
16
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
Selenia Highlights:
555 sold in FY06
510 sold in first half of FY07
Approximately 38% of
estimated 3,900+ worldwide
FFDM installed market
Accelerating
Interest
*For Fiscal Years Ended September 30
th
Number of Selenia’s Sold*
Full Field Digital Mammography
2003 2004 2005 2006
2007

MQSA U.S. Scorecard*
(Mammography Quality Standards Act of 1992)
Total Certified Facilities 8,800
Total Accredited Units 13,447
Certified Facilities with FFDM Units 1,795 20.4%
Accredited FFDM Units
2,637      19.6%
Total U.S. Annual = 34.7 Million
Mammography Procedures
Hologic U.S. Installed Base approximately 45% of FFDM units
*(http://www.fda.gov/cdrh/mammography)
Certified Statistics as of May 1, 2007

Product Pipeline
Interventional products to address extraction of benign
fibroid adenomas – 350-500k procedures per year
Percutaneous removal of confirmed breast cancer – 75-100k
procedures per year
Radiation oncology for treatment of breast cancer
Digital Tomosynthesis

Normal
Mammogram
Tomosynthesis:
3-D Visualization of Breast Tissue
The Next Frontier for Digital Mammography
Multiple views reconstructed into 3D image
Helps solve tissue overlap problems
Lower recall rates  - Improved detection
Tomosynthesis Slices
* Works-in-progress

HOLOGIC CLARITY OF VISION

SUROS

ATEC Sapphire™

ATEC Emerald™
exclusively for Breast MR

HOLOGIC

Vacuum Assist Breast
Biopsy Systems
Leading technology for VABB
Leverages U.S. sales and
distribution channels
FY06 sales of approximately
$38 million
– High gross margin product
exceeding 65%
– Over 70% of revenues derived
from recurring disposable
sales
– Expected growth rate of over
50% in each of next
two years
Worldwide market currently estimated
at $250 million
– 1.8m biopsies in U.S. - 1/3 vacuum
assisted
– International market represents new
opportunity

Celero™
-
The First Vacuum-Assisted, Spring-
Loaded Core Biopsy Device for Breast Ultrasound
Celero breast biopsy device with CeleroMark™
biopsy marker system and introducer
Celero Advantages
- Faster and less traumatic for the patient
- Provides better access to hard-to-reach
lesions
-
Better cores
that are more than two
times the size of conventional spring
loaded core devices
- More accurate clinical diagnosis
- Better confirmation with the needle
clearly visible under ultrasound imaging
Celero Market
- 600,000 Core Needle Biopsies per year
- Surgery Call Point

HOLOGIC CLARITY OF VISION

Core Needle Biopsies
Open Surgical Procedures
Vacuum Assisted Biopsies
CONVERSION
CONVERSION

HOLOGIC

Ultrasound
Stereotactic
MRI
500,000 (ATEC Market)
1.8 Million
Breast Biopsy
Procedures
Annually in the
U.S.
600,000
(Celero Market)
700,000
Suros ATEC
®
and Celero Systems
Ideally Positioned to Capture the Biopsy Market

Creating a Global Leader in Women’s Healthcare Continuing a legacy of leading technology, innovation and rapid growth

Expansive women’s healthcare product portfolio
- Nine number #1 brands in market
Significant cross-selling synergies
- Ability to leverage OB/GYN channel
- Ability to leverage Surgical and Radiation Oncology channel for
Hologic’s new products pipeline
Enhanced international presence
– Over 200 sales and service associates in 20 international offices
R&D efforts in interventional and therapy segment will accelerate
Strategic Advantages

Comprehensive Sales Coverage in U.S.    – 425+ sales team
Comprehensive Service Coverage in U.S. – 250+ service team
Proven management team with record of  successfully
integrating acquisitions
Significant cash flow generation
– ~$450M projected EBITDA in 2008
Accretive to adjusted EPS
1
within the first full year after close
1
Adjusted EPS excludes the write-off and amortization of acquisition-related intangible assets, and related tax effect.
Combined Strengths

Selenia
Breast Cancer
Screening
MammoSite
Radiation
Therapy
ThinPrep Pap Test & Imaging System
Cervical Cancer Screening
NovaSure
Endometrial
Ablation
Adiana
Contraception
FullTerm - Adeza
Preterm Labor
Comprehensive Women’s Healthcare Platform
Discovery
Osteoporosis
Screening
MultiCare
Stereotactic
Biopsy
Suros
Biopsy Systems
Best-in-Class Solutions
for
Women’s Healthcare

Solutions for Major Women’s Healthcare Issues
Helica Adiana Fetal Fibronectin Discovery
Sahara
NovaSure ThinPrep
Selenia
MultiCare
Suros ATEC
MammoSite
Combined
Offering
Unpenetrated High Medium Low High Medium High
Market Growth
$100M $1B+ $400M $110M $2.5B+ $550M $1B
U.S. Market Size
Endometriosis
Permanent
Contraception
Preterm
Labor
Osteoporosis Menorrhagia
Cervical
Cancer
Breast
Cancer
1 in 3 1 in 4 1 in 2
Pregnancies
1 in 2 1 in 5 1 in 138 1 in 8
U.S. Women
Affected
NM NM #1 #1 #1 #1 #1
U.S. Market
Position
Gestiva
International
ThinPrep
Imager
International
Tomosynthesis
Suros Celero
Additional
Opportunities
International International
International
International
International
$0 $0 $60M $80M $230M $425M $600M
2007E Worldwide
Revenue
Source: Market research and company estimates.

OB/Gyn
Screening
Test
Diagnostic
Test
Treatment
Specialist
Therapeutic
Improved
Outcomes
Our Mission
Leveraging the OB/GYN Channel
Best Technology
Selenia, ThinPrep,
Adeza, Discovery
Minimally Invasive
Most Specific
Suros, MultiCare,
Selenia, Discovery
Channel Access to
Gatekeeper
230 OB/Gyn sales reps
Channel Access to
Treatment Decision
maker
288 Breast surgeon, oncologist,
OB/Gyn sales reps
Targeted
Minimally Invasive
NovaSure,
MammoSite,
Gestiva, Adiana

Over 425 U.S. Sales Representatives
58
Breast Surgery &
Radiation Oncology
77
Radiology & Imaging Center
110 Gynecology Surgery
143
OB/Gyn & Primary Care Physicians
45
Clinical Lab
Multiple call points to women’s
healthcare providers
Access to
– 30,000 OB/Gyn’s
– 40,000 Radiologists
– 10,000 Hospitals & Imaging centers
– 4,000 Radiation Oncologists
– 4,000 Gyn Surgeons
– 2,500 Breast Surgeons
Best-in-class brand recognition
In-Depth Channel Coverage

HOLOGIC CLARITY OF VISION

Revenue Potential $'s in Millions

HOLOGIC

Product Pipeline
-
Current/Near and Mid/Long Term Revenue Potential
$60
50
40
30
0
Current Products/New Markets New Products/New Markets
Immediate 3 Years + 4 Years
Availability Timeline
Core Biopsy to Surgery
FFDM to Gynecology
MI Fibroid Adenoma Extraction to Surgery
Radiation Therapy to Rad Onc
MI Cancer Extraction to Surgery
Hologic proprietary
development of new products
for Cytyc Sales Channel
Tomosynthesis

Diversified and Balanced Revenue Mix
Gynecology
Interventional
16%
Gynecology
Diagnostics
33%
Breast Health
40%
Osteoporosis
& Other
11%
Combined Company
LQA Revenue = $1.44B
~ 40% Capital Equipment
~ 60% Consumables
Other
1%
MammoSite
5%
Adeza
8%
NovaSure
30%
Pap
56%
Other
12%
Breast Biopsy
9%
Osteoporosis
11%
Digital
Mammography
68%
Hologic
LQA Revenue = $724M
Cytyc
LQA Revenue = $720M

Transaction Overview
Permanent financing anticipated to be combination of pre-payable term loan and equity-linked securities
Financing:
Hologic, Inc. (NASDAQ: HOLX), continue Cytyc name Name of NewCo:
Third Quarter of CY2007 Timing to Close:
Shareholders of both companies, customary closing conditions and anti-trust clearance, including HSR and various country filings
Customary Approvals:
Chief Executive Officer: Jack Cumming Management:
Chairman of the Board: Patrick Sullivan
Hologic: 6 Directors
Cytyc:    5 Directors
Board Composition:
Hologic: 45%
Cytyc: 55%
Pro Forma Ownership:
0.520 Hologic shares and $16.50 for each Cytyc share valued at
$46.46 per share or 33% premium, for approximate total
consideration of $2.2B in cash and $4.0B in stock
Purchase Consideration:

Combined Financial Strength
46% Gross Margin
$161M EBITDA
$724M Revenue
LQA
Hologic
75% Gross Margin
$275M EBITDA
$720M Revenue
LQA
Cytyc
60% Gross Margin
$436M EBITDA
$1.44B Revenue
LQA
Combined Company
Estimated more than $0.10 accretive to adjusted EPS
1
within the first full year after close -
significantly more accretive thereafter
(¹
Adjusted EPS excludes the write-off and amortization of
acquisition-related intangible assets, and related tax effect.)

FY2008 Guidance and Long Term Outlook
2008 Guidance
Revenue: In excess of $1.70B
Adjusted EPS
1
: $2.35-$2.40 / share
Gross margin: 65%
Long-Term Outlook
Revenue Growth: 20%
Adjusted EPS
1
Growth: 20%+
1
Adjusted EPS excludes the write-off and amortization of acquisition-related intangible assets, and related tax effect.

Creating a Global Leader in Women’s Healthcare
Comprehensive Women’s Healthcare Product Portfolio
– Complementary best-in-class technologies
Expanded Commercial Capabilities
–
Expansive U.S. sales channel coverage
– Enhanced presence in key international markets
– Platform for entry into new markets
Opportunity to offer Integrated Solutions
– Screening
– Diagnostics
– Therapeutics

CARE
Defined.
Achieving the best possible women's healthcare
SOLUTION
Defined.
Delivering a total diagnostic picture to find answers faster
VISION
Defined.
Raising imaging standards for women's healthcare

HOLOGIC®

Creating A Global Leader In Women’s Healthcare